FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 04, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of:

..    Directors and Persons Discharging Managerial Responsibility in the Ordinary
     shares of GlaxoSmithKline plc in respect of the under mentioned persons arising from the sale of Ordinary shares at a price of GBP12.84 per Ordinary share on 3 December 2007 to meet their tax liabilities following the vesting of a Share Value Plan award:


                        No. of Award Shares   No. of Shares Sold   No. of Shares
                                                                   Retained

Dr M M Slaoui           3,350                 541                  2,809
Mr D Learmouth          3,160                 1,296                1,864


..    Persons Discharging Managerial Responsibility in the American Depositary
     Shares (ADSs) of GlaxoSmithKline plc in respect of the under mentioned person arising from the sale of ADSs at a price of $ 52.68 per ADS on 3 December 2007 to meet his tax liabilities following the vesting of a Share Value Plan award:

                          No. of Award ADSs     No. of ADSs Sold     No. of ADSs
                                                                     Retained

Mr W Louv                 1,480                 500                  980



..    Dr M M Slaoui as a result from the sale of Ordinary shares at a price of
     GBP12.84 per Ordinary share on 3 December 2007 by his spouse, who is also employed by the Company, to meet her tax liabilities following the vesting of a Share Value Plan award:

                          No. of Award Shares   No. of Shares Sold   No. of Shares
                                                                     Retained

Mrs Claudine Bruck Slaoui 1,310                 417                  893


The Company, Directors, Persons Discharging Managerial Responsibility and Connected Persons were advised of these transactions on 4 December 2007.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

4 December 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 04, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc